UNITED STATES 06007514
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28900

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WESTMINSTER RESEARCH ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Wall Street, 33rd Floor
(No. and Street)

New York	New York	10286
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER M. SPRINGER **212-468-7560**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, John Meserve and Christopher M. Springer swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Westminster Research Associates, Inc., as of December 31, 2005, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

John Meserve, President

Christopher M. Springer, Chief Financial Officer

PETRA F. BEGLEY
Notary Public, State of New York
No. 01BE6075251
Qualified in New York County
Commission Expires June 3, 2006

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- X (q) Supplementary Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Westminster Research Associates, Inc.

December 31, 2005
with Report of Independent Registered Public Accounting Firm

Westminster Research Associates, Inc.

Statement of Financial Condition

December 31, 2005

Contents

ERNST & YOUNG.

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of
Westminster Research Associates, Inc.

We have audited the accompanying statement of financial condition of Westminster Research Associates, Inc. (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Westminster Research Associates, Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 15, 2006

Westminster Research Associates, Inc.

Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents	$ 39,290,124
Cash and securities segregated in compliance with federal regulations	10,519,842
Receivable from brokers	8,101,388
Goodwill	52,928,162
Intangible asset, net of accumulated amortization of $1,755,558	244,442
Other assets	9,359,195
Total assets	$ 120,443,153
Liabilities and stockholder's equity	
Liabilities:	
Deferred soft dollar and commission recapture payable	$ 20,188,930
Taxes payable to Parent	10,734,417
Accrued compensation and other liabilities	5,105,547
Total liabilities	36,028,894
Commitments and contingencies (*Note 8*)	–
Stockholder's equity	84,414,259
Total liabilities and stockholder's equity	$120,443,153

The accompanying notes are an integral part of this statement of financial condition.

Westminster Research Associates, Inc.

Notes to Statement of Financial Condition

December 31, 2005

1. Organization and Description of Business

Westminster Research Associates, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company's principal operations relate to providing "soft dollar" research to U.S. investment advisors and commission recapture services to certain plan sponsor clients. Revenues are primarily derived from "soft dollar" commission transactions. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is an indirect wholly-owned subsidiary of The Bank of New York (the "Parent").

2. Significant Accounting Policies

Securities Transactions

Securities transactions are recorded on a trade date basis.

Deferred Soft Dollar and Commission Recapture Payable

When a customer's commission payments exceed its commitment, a liability is established for future research and research related services owed to that customer. These amounts are typically disbursed within the Company's normal operating cycle.

Goodwill and Intangible Asset

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill and indefinite-lived intangible assets are not amortized, but are reviewed for impairment on at least an annual basis. The Company completed its annual evaluation as of September 30, 2005 and determined no impairment charge was required.

The identifiable intangible asset consists of acquired software and is being amortized on a straight-line basis over its estimated useful life, which is five years from the date of the original acquisition.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers demand deposits and money market accounts to be cash and cash equivalents. The carrying amounts of the Company's cash and cash equivalents approximate their fair market value due to their short-term nature.

Cash and Securities Segregated in Compliance with Federal Regulations

Included in cash and securities segregated in compliance with federal regulations on the statement of financial condition are short-term U.S. treasury bills of $9,950,905, which are recorded on a trade date basis at fair value.

Other Assets

Other assets consist primarily of prepaid purchased research services of $8,398,718 (net of allowance of $400,000) and fixed assets of $397,269 (net of accumulated depreciation and amortization of $357,616). Prepaid purchased research represents amounts paid for the acquisition of research and research related services from independent originators and suppliers on behalf of customers in anticipation of future commission revenue. Such anticipated commission revenue may not be contractually obligated.

Fixed assets consist of furniture and equipment, computer hardware, computer software, and leasehold improvements. Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and seven years. Software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over 20 years or the life of the improvement, whichever is shorter.

The Company capitalizes certain costs incurred in connection with developing or obtaining software for internal use. Qualifying internally developed software costs are capitalized and amortized over five years, which is the estimated useful life of the software.

2. Significant Accounting Policies (continued)

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectibility of receivables from brokers, prepaid purchased research, and other receivables. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may effect collectibility in determining the allowance for doubtful accounts.

Stock Options

The Bank of New York Company, Inc. ("BNY"), the parent company of the Parent, accounts for stock-based employee compensation using the fair value method of accounting under SFAS 123 "Accounting for Stock Based Compensation," as amended by SFAS 148 "Accounting for Stock Based Compensation – Transition and Disclosure". BNY is utilizing the prospective method permitted under SFAS 148, which requires that options granted after January 1, 2003 be expensed. In accordance with SFAS 123 and SFAS 148, options granted prior to January 1, 2003 will continue to be accounted for under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees".

The Company's employees participate in BNY's stock option plans. The Company is utilizing the prospective method and expensing stock options granted after January 1, 2003.

Restricted Stock

The Company's employees participate in BNY's restricted stock program. The Company amortizes the cost of the restricted stock granted to its employees over the vesting period beginning in the year the restricted stock is granted.

Income Taxes

The Company accounts for income taxes under the liability method of SFAS 109 "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences related to differences between the financial statement

2. Significant Accounting Policies (continued)

Income Taxes (continued)

carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more likely than not that the deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

Use of Estimates

The preparation of the statement of financial condition, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

Financial Instruments

Financial instruments recognized on the statement of financial condition approximate their fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing generally on a daily basis.

3. Intangible Asset

The following table summarizes the intangible asset as of December 31, 2005:

	Gross Carry Amount	Accumulated Amortization
Amortized intangible asset software	$ 2,000,000	$ 1,755,558

4. Income Tax

The Company is included in the consolidated federal and combined state and local tax returns filed by BNY. Income taxes are provided for pursuant to a tax sharing agreement between the Parent and BNY. The Company is included under this tax sharing agreement. Income tax benefits are recognized to the extent such benefits can be realized by BNY in its consolidated and/or combined returns.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has a deferred tax asset of $216,254 and a deferred tax liability of $3,730,692 which are included in other assets and taxes payable to Parent, respectively, on the statement of financial condition. The deferred tax asset is attributable to allowance for bad debt and deferred compensation, and the deferred tax liability is primarily attributable to intangible amortization and fixed asset depreciation and amortization.

5. Related Party Transactions

At December 31, 2005, the Company had an undrawn outstanding letter of credit with the Parent of $772,478. Included in accrued compensation and other liabilities is a balance of $188,763 due to the Parent for 2005 amortization of restricted stock and deferred cash awards previously granted.

Two affiliates execute trades for the Company, pursuant to the terms contained in fully disclosed clearing agreements. The Company receives a referral fee for each trade executed. Included in other assets on the statement of financial condition is a net balance of $117,847 due from an affiliate for the aforementioned trading activity and reimbursable expenses paid by the affiliate on behalf of the Company.

An affiliate provides clearing services to the Company as per a fully disclosed clearing agreement. Included in receivable from brokers on the statement of financial condition are commissions receivable, net of associated clearing fees, of $621,092 related to such transactions.

5. Related Party Transactions (continued)

The Company receives certain management, administrative and technical services from affiliates. The Company provides management services to affiliates.

The Company leases office space from the Parent. Included in accrued compensation and other liabilities on the statement of financial condition is a balance of $89,500 due to Parent related to the leased office space and expenses the Parent paid on behalf of the Company.

6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (Rule 15c3-1). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2005, the Company had net capital of $20,447,427 and its net capital requirement was $250,000. In accordance with the requirements of SEC Rule 15c3-3, the Company has segregated $10,519,842 in a special bank account for the benefit of customers, which was in excess of its required deposit of $1,928,218.

7. Retirement Savings Plan

All employees of the Company are eligible to participate in a retirement savings plan sponsored by BNY Brokerage, Inc., an affiliate, that has two components, a defined contribution profit sharing plan and a 401(k) match program. The Company is required to make annual contributions to the plan on behalf of its employees.

8. Commitments and Contingencies

The Company is obligated under non-cancelable operating leases to pay the following minimum rentals, which will be reduced by sublease rental payments due to the Company:

	Lease Payments	Sublease Rentals Due	Net Lease Payments
Year:			
2006	$ 361,805	$ 179,830	$ 181,975
2007	214,378	203,379	10,999
2008	151,692	137,013	14,679
	$ 727,875	$ 520,222	$ 207,653

The operating leases are subject to periodic escalation charges. The operating leases expire on various dates between March 2006 and September 2008. The sublease expires in August 2008.

9. Off-Balance Sheet Risk

Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to the credit risk of counterparties or customer non-performance. Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses that the clearing brokers may incur from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2005.

10. Subsequent Event

The Company plans to pay a dividend to the Parent of $5,000,000. The payment date has not been determined but is expected to be in March 2006. This dividend is contingent upon approval by the NASD.